UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2016

      ALON BLUE SQUARE ISRAEL LTD.

(translation of registrant’s name into English)

EuroparkYakum, France Building,

Yakum 60972 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F:

Form 20-F  ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Contact:

Alon Blue Square Israel Ltd.

Zehavit Shahaf, Adv.,

General Counsel and Corporate Secretary

Telephone: 972-9-9618504

Fax: 972-9- 9618636

Email: zehavits@bsi.co.il

ALON BLUE SQUARE ANNOUNCES APPROVAL BY COURT OF PLAN OF DEBT
ARRANGEMENT SUBJECT TO APPROVAL OF AMENDMENTS TO PLAN

YAKUM, Israel, August 10, 2016, Alon Blue Square Israel Ltd. (OTC:BSIRY) (the “Company”) announced today that following approval by the Company's shareholders and financial creditors, the District Court in Lod, Israel approved the proposed debt reorganization and arrangement between the Company and its financial creditors under Section 350 of the Israeli Companies Law, 5759-1999, and discussed the following amendments to the proposed arrangement:

•	The aggregate consideration payable by the purchaser to the Company's minority shareholders would be NIS 6.875 million (approximately $1.804 million) minus legal fees for representatives of the minority shareholders in court who submitted the class action on behalf of the shareholders;
•	The total consideration payable by the purchaser to the Company's controlling shareholder would be reduced from NIS 115 million (approximately $30.176 million) to NIS 113.375 million (approximately $29.749 million); and
•	The amount payable to financial creditors (excluding credit insurers and Clal Insurance) would be reduced by NIS 1.625 million (approximately $426,397). This reduction would be carried out by reducing the period during which interest is to accrue on their debt amount.

Because the above proposed amendments requires approval of the holders of the Company's Series C Debentures and the holders of the controlling shareholder's Series A Debentures, the respective debenture trustees will convene meetings of their respective debenture holders on Thursday August 11, 2016 to approve the proposed amendments. Results of the respective debenture holder meetings will be submitted to the District Court no later than August 15, 2016.

The District Court approved the proposed debt arrangement subject to receipt of approval of the proposed amendments by the holders of the Company's Series C Debentures and the holders of the Company's controlling shareholder's Series A Debentures as well as certain financial creditors, and of all requisite corporate approvals of the parties who participated in the hearing.

In addition, the District Court approved the Settlement Agreement between the Company and the trustees of Mega Retail.

* * * *

Alon Blue Square Israel Ltd. (hereinafter: "Alon Blue Square") operates through subsidiaries. Continued operations - its Tel Aviv Stock Exchange ("TASE") listed 53.92% subsidiary, Blue Square Real Estate Ltd., which owns, leases and develops income producing commercial properties and projects. The others activities the 63.13% held subsidiary, Dor Alon Energy in Israel (1988) Ltd, listed on the TASE, is one of the four largest fuel retail companies in Israel based on the number of petrol stations and a leader in the field of convenience stores operating a chain of 211 petrol stations and 218 convenience stores in different formats in Israel, and Na'aman Group (NV) Ltd., a 77.51% subsidiary listed on the TASE, operates specialist outlets in self-operation and franchises and offers a wide range of "Non-Food" in the houseware and textile segment.

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Forward-looking statements

This press release contains forward-looking statements within the meaning of safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements may include, but are not limited to, plans or projections about our business, our future revenues, expenses and profitability. Forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as "may," "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual events, results, performance, circumstance and achievements to be materially different from any future events, results, performance, circumstance and achievements expressed or implied by such forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, the following: failure to satisfy all closing conditions for the proposed debt arrangement, including approval by the debtholders and by the court of the arrangement which includes all or part of the claims made by the trustees of Mega Retail; exposure to third party claims for significant amount of Mega Retail's outstanding debts and liabilities; financial and operational restrictions imposed by the proposed debt arrangement with our financial creditors; ; economic conditions in Israel which may affect our financial performance;  dependence of BSRE on Mega Retail as a lessee of its properties; our ability to compete effectively with large fuel companies and our other competitors; enactment of new laws and regulations, including the enactment of recommendations of governmental appointed committees and regulations with respect to the procurement of petroleum products by fuel companies and the price of petroleum products that are subject to regulation; the effect of increases in oil, raw material and product prices in recent years; and other risks, uncertainties and factors disclosed in our filings with the U.S. Securities and Exchange Commission (SEC), including, but not limited to, risks, uncertainties and factors identified under the heading "Risk Factors" in our annual report on Form 20-F for the year ended December 31, 2015. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Except for our ongoing obligations to disclose material information under the applicable securities laws, we undertake no obligation to update the forward-looking information contained in this press release.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

ALON BLUE SQUARE ISRAEL LTD.

August 10, 2016	By:	/s/ Zehavit Shahaf, Adv
Zehavit Shahaf, Adv.
General Counsel and Corporate Secretary

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